UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 30, 2023

26 Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39900	85-2695910
(State or Other Jurisdiction of	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

OfficeEdge Miami

701 Brickell Avenue, Suite 1550

Miami, Florida 33131

(Address of principal executive office and zip code)

(305) 709-6664

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one Redeemable Warrant	ADERU	The Nasdaq Stock Market LLC
Shares of Class A common stock, par value $0.0001 per share, included as part of the Units	ADER	The Nasdaq Stock Market LLC
Redeemable Warrants included as part of the Units	ADERW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Definitive Agreement.

On March 30, 2023, 26 Capital Acquisition Corp. (the “Company”) issued an unsecured convertible promissory note (the “Convertible Note”) to 26 Capital Holdings LLC (the “Sponsor”), pursuant to which the Company may borrow up to an aggregate maximum amount of $2,500,000 from the Sponsor to pay fees and expenses and for other general corporate purposes. Any advances under the Convertible Note shall be made at the sole discretion of the Sponsor. The Convertible Note matures upon the earlier of (a) the satisfaction of all conditions set forth in Article 7 of that certain Agreement and Plan of Merger and Share Acquisition, by and among Tiger Resort Asia Ltd., UE Resorts International, Inc. (formerly known as Okada Manila International, Inc.), Project Tiger Merger Sub, Inc., Tiger Resort, Leisure and Entertainment, Inc. and the Company, dated as of October 15, 2021, as amended (the “Merger Agreement”) other than those conditions set forth in Article 7 of the Merger Agreement that by their nature cannot be satisfied other than at the Closing (as defined in the Merger Agreement) (such date, the “Pre-Closing Satisfaction Date”) and (b) the date that the winding up of the Company is effective. The Convertible Note does not bear interest.

Subject to the prior receipt of shareholder approval, and provided that the Company has not deposited an amount equal to the unpaid principal of the advances outstanding under the Convertible Note to an account designated for the benefit of the Sponsor, then upon the occurrence of the Pre-Closing Satisfaction Date the unpaid principal amount of advances under the Convertible Note will convert into a number of shares of Class A common stock of the Company, par value $0.0001 per share, at a conversion price of $2.50 per share (the “Equity Conversion”), up to a maximum of 2,000,000 shares issued in the aggregate on account of (a) the Convertible Note; (b) that certain unsecured convertible promissory note issued by the Company to the Sponsor on January 11, 2023; and (c) the conversion of any other note or other equity issuance made after March 30, 2023 in connection with the ongoing funding of the Company. In addition, following a notice of voluntary prepayment, the Sponsor may cause the Equity Conversion to occur in certain circumstances.

On March 31, 2023, the Company borrowed the full $2,500,000 available to it under the Convertible Note.

The foregoing summary of the Convertible Note is qualified in its entirety by reference to the full text of the Convertible Note, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information disclosed under Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03 to the extent required herein.

Item 3.02	Unregistered Sales of Equity Securities.

The information disclosed under Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02 to the extent required herein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are being filed herewith:

10.1	Convertible Note, dated March 30, 2023 and issued to 26 Capital Holdings LLC.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

26 Capital Acquisition Corp.
(Registrant)

April 5, 2023	By:	/s/ Jason Ader
	Name:	Jason Ader
	Title:	Chief Executive Officer

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